SIDLEY AUSTIN LLP
                            787 SEVENTH AVENUE
                            1501 K STREET, N.W.
                            WASHINGTON, D.C. 20005
                            PHONE:+1 202 736 8000
                            FAX:+1 202 736 8711
                                                            +1 202 736 8715
                            AMERICA     ASIA PACIFIC     EUROPE
SVONALTHANN@SIDLEY.COM


                  September 3, 2021

Via EDGAR

Daniel F. Duchovny
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: CytoDyn Inc.
     Soliciting Materials filed pursuant to Rule 14a-12 on August 19, 2021 File No. 000-49908

Dear Mr. Duchovny:
       On behalf of our client, CytoDyn Inc. (the    Company    or    CytoDyn
), set forth below are our responses to
comments received from the staff of the Division of Corporation Finance (the
Staff   ) of the Securities and
Exchange Commission (the    Commission    ) by letter dated August 24, 2021,
with respect to the soliciting materials
filed pursuant to Rule 14a-12 on August 19, 2021, File No. 000-49908 (the
Soliciting Materials   ).

       For your convenience, each response is prefaced by the exact text of the
Staff   s corresponding comment in
bold, italicized text.
1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
                  the continued efforts of an activist group led by Paul
Rosenbaum and Bruce Patterson    to mislead
          shareholders and engage in an unlawful proxy contest to replace a
majority of the Company   s Board
          and    its attempt to unlawfully effectuate a hostile takeover of
CytoDyn   s Board.    In this respect, we
          note your public statements regarding the purported deficiencies in
the dissidents    submission to the
          company: to the extent your reference to an unlawful proxy contest refers to your allegations under state law, please clarify this in future disclosure.



Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 2
             Response:
            To the extent we make statements in future filings relating to our allegations under state law, we will
            characterize them as such. The reference to    an unlawful proxy
contest    set forth above refers to the
            totality of violations by the activist group led by Paul Rosenbaum
and Bruce Patterson (the    Activist
            Group   ). In addition to its state law violations, we believe the
Activist Group has engaged in
            numerous violations of federal law (i.e., the Securities Exchange Act of 1934, as amended (the
               Exchange Act   ), and Regulation 14A promulgated thereunder).
These federal law violations are at
            issue in the pending litigation brought by CytoDyn in the U.S. District Court for the District of
            Delaware (the    District Court   ) in CytoDyn Inc. v. Rosenbaum et
al., 1:21-cv-01139-UNA (D. Del.),
            filed August 6, 2021 (the    Federal Court Litigation   ). Please
find attached as Exhibit A the
            Company   s complaint, dated August 6, 2021 (the    Complaint   ),
and attached as Exhibit B the
            Company   s answering brief in opposition to the Activist Group   s
motion to dismiss, dated August 19,
            2021 (the    Answering Brief   ); the Complaint and Answering Brief
explain in detail the allegations
            against the Activist Group. We also attached as Exhibit C the Memorandum Order issued by the
            District Court on August 24, 2021 (the    Court Order   ), in which
the Court ruled that, even with the
            new disclosures made in the Activist Group   s amended preliminary
proxy statement, expedited
            discovery is nonetheless warranted in the Federal Court Litigation
because the Activist Group has    not
            amended their Schedule 13D filing and [the Company] has identified additional purported deficiencies
            in the revised preliminary proxy statement,    and as Exhibit D,
the Stipulated Order entered by the
            District Court on September 1, 2021 (the    Stipulated Order   ),
in which the Activist Group agreed that
            prior solicitations were required by Rule 14a-6 to be filed with the SEC and the Court ordered the
            Activist Group to comply with the federal securities laws with respect to such solicitations. The
            Activist Group agreed to the Stipulated Order only after the Company informed the group that it intended to seek a temporary restraining order from the Court regarding email solicitations that had not been filed with the SEC as required.
           the dissidents           filings continue the pattern of selective
disclosures, misrepresentations and
         falsehoods that have characterized the Group   s efforts to date. The
Group   s new disclosures were
         intended to retroactively rectify certain violations and omissions we
have previously raised     indicating
         a tacit admission that the Group previously willfully failed to properly disclose material information to shareholders.
            Response:
            The Federal Court Litigation highlights myriad selective disclosures, misrepresentations and
            falsehoods contained in the Activist Group   s proxy statement,
Schedule 13D filings, and solicitation
            materials, including but not limited to: (i) Bruce Patterson   s
statements on Twitter, in violation of
            Rule 14a-12 of the Exchange Act, (ii) Jeffrey Beaty   s anonymous
statements as    u/superchet    on
            Reddit, in violation of Rule 14a-12 of the Exchange Act, (iii) the failure to disclose

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 3

            IncellDx   s proposal to be purchased by CytoDyn for $350 million
(the    $350M Proposal   ), in
            violation of Rule 14a-9 of the Exchange Act, (iv) the failure to
disclose Dr. Patterson   s application to
            patent certain uses of the Company   s drug Leronlimab as his own
(the    Patterson Patent
            Application   ), in violation of Rule 14a-9 of the Exchange Act,
(v) the failure to disclose
            the involvement of former CytoDyn directors, Anthony D. Caracciolo and Richard G. Pestell, M.D., in
            the proxy contest, in violation of Rule 14a-9 of the Exchange Act, and (vi) the failure to disclose the
            financial backers of CCTV Proxy Group, LLC (   CCTV   ), in
violation of Rule 14a-9 of the Exchange
            Act. We refer the Staff to the Complaint and the Answering Brief for more details.
             On August 13, 2021, several days after CytoDyn filed its complaint in the Federal Court Litigation, the
            Activist Group filed a Form DFAN14A disclosing Dr. Patterson   s
tweets and Mr. Beaty   s Reddit posts
            as soliciting material under Rule 14a-12 of the Exchange Act, as well as an amended preliminary proxy statement, disclosing the $350M Proposal, the Patterson Patent Application, the involvement of
            Messrs. Caracciolo and Pestell in the proxy contest, and the financial backers of CCTV. The Activist
            Group was clearly aware of this material information prior to filing its initial proxy statement, but chose not to disclose it. In this context, we also refer the Staff to the Court Order and the Stipulated
            Order.
              Shareholders should be asking themselves what else the Rosenbaum/Patterson Group is seeking to hide, and what other critical facts they could be withholding that
they simply haven   t been forced to
         publicly reveal yet?
            Response:
            The Company respectfully submits that this statement does not impugn the character, integrity or personal reputation of the Activist Group without a reasonable factual foundation. Given the Activist
            Group   s track record of failing to disclose material information to shareholders until an issue is
            publicly raised by CytoDyn   including but not limited to the five
examples cited in the above
            Response   the Company has a reasonable basis for concern that
there are further material facts and
            disclosures being withheld by the Activist Group, which shareholders have a right to know prior to deciding how to vote in the proxy contest. Again, we refer the Staff to the Complaint and the
            Answering Brief for more details.
              The Group indirectly admitted that its initial proxy statement was materially misleading to investors.
         As evidence of this, the Group   s proxy filings include over a dozen
pages with corrective and new
         disclosures.    In this respect, please be sure to provide support for
your assertion that the dissidents
         initial proxy statement filing was    materially    misleading.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 4

            Response:
            The Company respectfully submits that the Activist Group   s
initial proxy statement was    materially
            misleading due to the myriad selective disclosures, misrepresentations and falsehoods that are currently at issue in the Federal Court Litigation. The Company reasonably believes that these alleged selective disclosures, misrepresentations and falsehoods are materially misleading on an individual basis and in the aggregate.
            We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court
            Order and the Stipulated Order.
               The Group   s new disclosures reveal the    dark money
funding its hostile takeover attempt.
            Response:
            Prior to the start of the Federal Court Litigation, the Activist Group only disclosed that the proxy contest solicitation expenses will be financed by CCTV, an entity about which nothing was publicly known. Following the filing of the Complaint, the Activist Group amended its preliminary proxy statement to name the Company shareholders that gifted money to
CCTV (the    Gifting Persons   ).
            Even in this updated disclosure, certain of the Gifting Persons that are named are non-public entities whose owners and financial backers remain unknown.
            The term    dark money    is commonly utilized to refer to
anonymous election campaign contributions
            made by donors whose individual identities are not disclosed. This is directly applicable to the anonymous financial contributions made to CCTV for the purpose of
financing the Activist Group   s
            director election contest. We believe shareholders deserve to know which individuals are the Activist
            Group   s campaign, so that they can properly assess such
individuals    motivations in the context of the
            upcoming director election.
            We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court
            Order and the Stipulated Order.
           that       the Group is implicitly acknowledging that these posts
violated federal securities laws.
            Response:
            On August 13, 2021, in response to the Federal Court Litigation, the Activist Group filed a Form
            DFAN14A disclosing Dr. Patterson   s tweets and Mr. Beaty   s
Reddit posts as soliciting material under
            Rule 14a-12 of the Exchange Act. In the DFAN14A filing, the Activist Group stated:

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 5

                     [W]hile the Participants believe that such social media
statements do not constitute
                  solicitations under the Exchange Act and the rules
promulgated thereunder and otherwise
                  comply fully with applicable law, in order to moot certain of
the Company   s claims, avoid
                  nuisance and possible expense and delay, and provide
additional information to the Company   s
                  stockholders, the Participants have determined to file
certain of Dr. Patterson   s and Mr. Beaty   s
                  social media statements below as soliciting material under
Rule 14a-12 of the Exchange Act.
            Despite this disclaimer, it should be clear to the Activist Group and its legal counsel that the social media posts filed by the Activist Group constituted
solicitations,    which is broadly defined to include
            communications    reasonably calculated to result in the
procurement, withholding or revocation of a
            proxy.    For example, in his tweets, Dr. Patterson directly
interacts with shareholders of the Company,
            thanking them for their support of the proxy campaign, implying that he will be CEO of both CytoDyn
            and IncellDx in the future, accusing the Company   s management
team of lying, etc. In his Reddit
            posts, Mr. Beaty refers to the management team as    incompetent
and less than truthful,    expresses his
            belief that Dr. Patterson should be running the Company   s long
hauler trial and that management
            needs to be replaced, echoes the sentiments of other Reddit users who support the Activist Group, etc.
            Not only are these statements clearly intended to influence the votes of CytoDyn shareholders, but
            many of these statements were made in July and August   well after
Messrs. Patterson and Beaty
            became Schedule 13D filers associated with the public proxy campaign of the Activist Group.
            Moreover, if the Activist Group actually believed in its stated
position that the    social media
            statements do not constitute solicitations under the Exchange Act and the rules promulgated
            thereunder,    it likely would not have made the DFAN14A filing,
which forced the Activist Group to
            reveal the anonymous Reddit persona of Mr. Beaty, who is a moderator of the CYDY Reddit page, and the twitter handle of Dr. Patterson, who has since stopped tweeting about CytoDyn and the ongoing proxy contest.
            We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court
            Order and the Stipulated Order.
           that the dissidents are    hiding behind the smokescreen of
misleading communications and selective
         disclosures.
            Response:
            As stated above, the Federal Court Litigation highlights myriad selective disclosures, misrepresentations and falsehoods contained in the Activist Group
s proxy statement, Schedule 13D
              filings and solicitation materials. Many of these have yet to be resolved despite being brought to the
             Activist Group   s attention, and the Company has a reasonable
basis for concern that there are
             additional misstatements and omissions that have not come to light yet, which means that shareholders do not have all the facts necessary to make informed voting decisions. As such, the Company respectfully submits that it has a reasonable factual basis to alert shareholders that the Activist Group
             is hiding behind a    smokescreen.    We refer the Staff to the
Complaint and the Answering Brief for
             more details as well as the Court Order and the Stipulated Order.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 6

2.   Refer to your statement about the dissidents    actions being an unlawful
attempt to    effectuate a hostile
     takeover.    Given that the only apparent way for the dissidents to obtain seats on the board of directors is by
     way of a shareholder vote, please revise your disclosure to explain your characterization of the proxy contest
     as a    hostile takeover.
      Response:
      The term    hostile takeover    is commonly utilized to refer to the
merger or acquisition of a company over the
      objections of such company   s board of directors. In this context,
Messrs. Patterson and Beaty have previously
      attempted to effectuate a merger of IncellDx with CytoDyn, but their $350M Proposal was rejected by the
      Board. To overcome the objections of the Board, they and their colleagues in the Activist Group have launched a proxy contest to replace the Board. Both Messrs. Patterson and Beaty have also publicly made statements on Twitter and Reddit, respectively, indicating an intent in replacing the management team of the
      Company with Dr. Patterson and likeminded others, who would presumably approve a merger with IncellDx.
3.   Please provide us support for your association of    dark money    and (i)
a law firm called the Greenan Law
     Firm and (ii) a fund named Eisenberg Investments, LLC. Your disclosure suggests a negative connotation without clarifying the basis for such suggestion.
      Response:
      The Company respectfully submits that its disclosure does not suggest a negative connotation with respect to
      Greenan Law Firm and Eisenberg Investments, LLC as entities. Rather, the disclosure suggests a negative connotation with respect to the misleading nature in which the Activist Group has approached disclosing its financial backers.
             As discussed above, prior to the start of the Federal Court
Litigation, the Activist Group only disclosed
      that the proxy contest solicitation expenses will be financed by CCTV, an entity about which no information was publicly available. Following the filing of the Complaint, the Activist Group amended its preliminary proxy statement to name the Gifting Persons. Even in this updated disclosure, certain of the Gifting Persons that are named are non-public entities whose owners and financial backers remain unidentified. The Greenan
      Law Firm and Eisenberg Investments, LLC are two such examples. There is no readily available public information that would allow shareholders to ascertain who owns these entities, how they are associated with the members of the Activist Group, and what their motivations for donating money for the proxy contest may
      be.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 7
       We refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.
4.   On a related note, provide us support for your characterization of
Eisenberg Investments as    secretive.
      As noted above, there is no readily available public information that would allow shareholders to ascertain who owns Eisenberg Investments, LLC, how they are associated with the members of the Activist Group, and what their motivations for donating money for the proxy contest may be. Eisenberg Investments, LLC does not even have a website.
5.   Refer to the paragraph captioned    The new filings raise further
questions about the motivations and goals of
     the Rosenbaum/Patterson Group.     With a view toward revised disclosure,
please explain to us how one
     statement made by the dissidents (   We cannot be certain that the other
stockholders named in the Schedule
     13D will support the Nominees   ) renders the other cited statement by
dissidents (   the Group    may seek
     stockholder representation on the Board, as appropriate, including but not limited to through the initiation
     of a proxy contest at the Issuer   s 2021 annual meeting of stockholders.
     ) unclear. It appears that the
     dissidents are clearly stating that while the individuals named in the
Schedule 13D may support a proxy
     contest, none of such individuals have made a commitment to ultimately support the nominees presented by such group at the annual meeting.
      Despite the fact that the Activist Group claims in its proxy statement
that it    cannot be certain that the other
      stockholders named in the Schedule 13D will support the Nominees,    all
of the stockholders named in the
      Schedule 13D, as amended on July 2, 2021, were signatories to such
Schedule 13D after the Activist Group   s
      nominees were publicly announced and each of the nominees was also a signatory to the Schedule 13D. Each signatory had an opportunity to remove herself/himself from the Schedule 13D group if they were no longer supportive of the proxy contest in light of the slate of nominees chosen by the Activist Group. The fact that the signatories remained part of the Schedule 13D group as of July 2, 2021, demonstrates their implicit support of
      the Activist Group   s nominees. Moreover, it is highly implausible that
these individuals gifted money to
      CCTV to finance the proxy campaign if they were not intending to support the nominees put forth in such
      proxy campaign. These discrepancies in the Activist Group   s Schedule
13D filings and proxy statement are
      currently at issue in the Federal Court Litigation. In this context, we also refer the Staff to the Complaint and
      Answering Brief as well as the Court Order, in which the Court ruled that expedited discovery is warranted in the Federal Court Litigation because, among other things, the Activist
Group has    not amended their Schedule
      13D filing.
6. With a view toward revised disclosure, please tell us how you are able to assign a characterization to the
     actions allegedly taken by Mr. Beatty on Reddit as    an attempt to
[illegally solicit votes] without being
     identified.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 8

      Mr. Beaty is a moderator and frequent poster on a Reddit forum about the Company. He utilizes the username
         u/superchet    and his profile on Reddit does not have any identifying
information that would tie his online
      presence back to him. He frequently makes comments criticizing the
Company   s management team and
      supporting the Activist Group, without giving any indication that he is
part of the Activist Group   s campaign
      rather than an objective third-party    moderator    (as his profile
would otherwise suggest). It was not until the
      Activist Group filed its DFAN14A on August 13, 2021, that it finally publicly revealed the identity of
         u/superchet    and disclosed only a small fraction of his comments
soliciting shareholder votes, which span
      back to at least five months ago.
      If Mr. Beaty and the Activist Group were complying with Rules 14a-3, Rule 14a-6 and Rule 14a-12, they
      would have filed all of Mr. Beaty   s Reddit posts that constitute a
solicitation    with the Staff on the same day
      that such posts were made, and each post would have the appropriate legend, which would have disclosed his
       actual identity and alerted readers to the fact that    u/superchet
is not an objective third-party moderator.
      Please note that these violations are currently at issue in the Federal Court Litigation.
      Again, we refer the Staff to the Complaint and the Answering Brief for more details as well as the Court Order and the Stipulated Order.
7.   Please provide us with support for your statement that    Dr. Patterson
approached the Company   s
     management team on several occasions to propose that IncellDx be acquired by CytoDyn
      Dr. Patterson approached Messrs. Pourhassan and Kelly at the Company   s
offices in Vancouver, Washington
      in May, 2020 with a preliminary proposal for CytoDyn to purchase IncellDx. Shortly after that conversation, on June 8, 2020, Dr. Patterson followed up with an email asking Dr. Kelly
if he would be willing to have    a
      high level (prior to the NDA signing) discussion with [IncellDx   s]
bankers this week    (see Exhibit E). In
      addition, Dr. Patterson told Mr. Pourhassan that he was inseparable from IncellDx and terminated his existing consulting agreement with CytoDyn to try and force the sale of IncellDx (see Exhibit F).
      In addition to approaching the Company   s management team, the Company
reasonably believes, on the basis
      of circumstantial evidence, that Dr. Patterson was reaching out to individual shareholders, despite
      Mr. Pourhassan   s instructions not to do so, to pressure the Company
into accepting a transaction. For example,
      one shareholder emailed Mr. Pourhassan on June 23, 2020, after talks with
IncellDx had fizzled, stating:    If
      you don   t buy out IncellDx [Dr. Patterson] is going to become your nemesis. The man is a genius; reel him in
      before he turns on us . . . Paternships [sic] are much stronger than individuals and we really need him
      (see Exhibit G). This shareholder could only know about the potential transaction through Dr. Patterson and/or others at IncellDx, who had an interest in pressuring the Company into an acquisition.

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 9

                                                   *   *   *    *   *

      Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to me at (212) 839-8744.

                                                                        Very
truly yours,
                                                                        /s/
Sara von Althann
                                                                        Sara
von Althann

Daniel F. Duchovny, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
September 3, 2021
Page 10